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                                [EMR LETTERHEAD]

                                                                       EXHIBIT 1

Date:          8 August 2003

Our Ref:       CDl/lih


The Board of Directors of Metal Management Inc
c/o Metal Management Inc
500 North Dearborn Street
Suite 405
Chicago, Illinois 60610
USA

For the attention of Daniel W Dienst, Chairman of the Board


Dear Mr Dienst

POSSIBLE TRANSACTION WITH EUROPEAN METAL RECYCLING LIMITED ("EMR")

As we discussed today, we believe that a business combination of EMR and Metal Management would be in the best interests of Metal Management, its stockholders and EMR. As such, we propose that we and our advisors immediately begin a financial and legal due diligence review of the Company. We will, of course, execute a customary confidentiality agreement before beginning that review.

We have no intention, at this time, to seek to initiate a public offer that is not supported by the Metal Management Board, and we believe that a transaction can be structured that provides fair value to Metal Management's shareholders. In this regard, any expectation on the part of Metal Management's Board that a potential offer price will reflect a significant premium to today's current trading level, needs to be tempered given the dramatic increase in the trading price of Metal Management's stock since our 13D filing on June 2nd. A potential EMR offer will also need to be measured against the trading levels that existed prior to the 13D filing.

This letter does not, of course, constitute an offer to purchase Metal Management's stock, nor should it be considered to be an indication of any particular price that EMR may offer for Metal Management's stock, particularly in light of EMR's need to complete its due diligence review, and finalise arrangements with its financing sources before it can complete its valuation.

We look forward to discussing this matter further with you.

Very truly yours




/s/ Colin Iles

C D ILES
MANAGING DIRECTOR



cc: Marilyn W Sonnie Esq, Jones Day, 222E. 41st Street, New York, New York 10022 www.emrltd.com
European Metal Recycling Ltd, Sirius House, Delta Crescent, Westbrook, Warrington, WA5 7NS
Tel: +44 (0)1925 715400 Fax: +44 (0)1925 713480